KPMG LLP
Aon Center
Suite 5500 200 E. Randolph Street
Chicago, IL 60601-6436

January 27, 2025

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for the Nuveen Minnesota Quality Municipal Income Fund (the Fund) and, under the date of July 25, 2024, we reported on the financial statements of the Fund as of and for the years ended May 31, 2024, and May 31, 2023. On October 24, 2024, our appointment as independent public accountant was terminated.

We have read the statements made by the Fund under the heading “Important Notices- Changes in Independent Registered Public Accounting Firm” in Item 1 of Form N-CSR dated January 27, 2025, and we agree with such statements, except we are not in a position to agree or disagree with the Fund’s statement in section b under the heading “Important Notices- Changes in Independent Registered Public Accounting Firm” in Item 1 of Form N-CSR.

Very truly yours,